AMERICAN FIDELITY ASSURANCE COMPANY

2000 N. Classen Boulevard                          Oklahoma City, Oklahoma 73106

                                   LOAN RIDER

The policy this rider is attached to is amended as follows:

After the first Policy Year, we may make a loan to you at any time before annuity payments begin. The security for the loan will be the Guaranteed Interest Account Value.

A loan cannot exceed the lesser of $50,000 or one-half of the Guaranteed Interest Account Value. If you have had a loan under this policy, another 403(b) plan or a qualified retirement plan during the last twelve months, the $50,000 limit may be reduced. The reduction will be the highest loan balance owed during this one year period.

The minimum loan will be $2,500. The minimum loan amount may be changed by us at our discretion.

Loan interest will be at an annual rate of 5.0%. While there is an outstanding loan, the loan value will earn interest at an annual rate of 3.0% to be applied to the Guaranteed Interest Account.

Loan payments will be at the times set forth in the loan agreement. The loan may be repaid in full or in part at any time. However, if a loan payment is not made within 60 days of a payment due date, the outstanding loan balance, principal plus interest, will become due and payable. If not repaid, the loan balance plus interest will be considered in default and will be treated as taxable income for the tax year of the default. Satisfaction of any unpaid loan balance plus interest from the Guaranteed Interest Account will occur when you qualify for a Plan distribution under the federal tax guidelines. If the loan is in default and you do not yet qualify for a distribution to satisfy the outstanding loan balance, the loan will continue to accrue interest which, if not paid by you, will be taxable income in the tax year accrued. Any amounts which may become taxable will be reported as Plan distributions and will be subject to income tax and tax penalties, if applicable.

If you are eligible for a distribution and the entire Cash Value is withdrawn while there is an outstanding loan, the Cash Value will be reduced by the loan balance and the Withdrawal Charge. Upon your death, the Beneficiary will receive the death benefit reduced by the loan balance. If annuity payments begin while there is an outstanding loan, the Guaranteed Interest Account Value will be reduced by the loan balance.

This rider shall not change any other provisions of this policy.

The effective date of this rider is the policy Issue Date.




                            /s/ STEPHEN P. GARRETT

                                    Secretary